Exhibit 99.1

ICON Reports Q3 revenue growth of 7% to $241 million and net new business of $431 million. (NASDAQ:ICLR) (ISIN:IE0005711209)

Highlights – Third Quarter Fiscal 2011

* Net revenue of $241 million, a 7% increase year on year.

* GAAP EPS of -4c after restructuring charges of $4.8m. Excluding these restructuring charges EPS was 2c.

* Net business wins of $431 million representing a net book to bill of 1.8. Backlog grew 16% year on year to $2.2 billion.

** Central laboratory achieves breakeven.

** 2012 revenue expected to grow 15%-20% generating EPS in the range of $0.90 – $1.10.

** Board of Directors approve a $50m share buy-back.

DUBLIN--(BUSINESS WIRE)--October 27, 2011--ICON (NASDAQ:ICLR)(ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the third quarter ended September 30, 2011.

Net revenues for the quarter grew 7% to $241 million compared to $225 million in the same quarter last year. Year-to-date, net revenues were $703 million, representing a 5% increase over the same period last year.

In Q3 US GAAP losses from operations were $3.6 million. During the quarter the company undertook a number of cost reduction steps which led to restructuring costs of $4.8 million. Before restructuring charges operating income was $1.1 million or 0.5% of revenue compared to $17.6 million or 7.8% of revenue for the same period last year. The year to date income from operations before restructuring charges was $32.6 million or 4.6% of revenue compared to $70 million or 10.5% of revenue last year.

US GAAP net loss in the quarter was $2.7 million or 4c per share. Excluding restructuring charges net income was $1.5 million or 2 cents per share on a diluted basis, compared to $19.9 million or 33 cents per share last year. Year to date net income before restructuring charges was 27.4 million or 45c per share compared to $65 million or $1.07 per share last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 52 days at September 30, 2011, compared to 49 days at June 30 2011.

Net cash at September 30 2011 amounted to $166 million, compared to net cash of $215 million at the end of June 2011. During the quarter ICON acquired Firecrest Clinical Ltd for an initial cash consideration of $24.4 million. Firecrest Clinical provides a comprehensive site performance management system that is used to improve compliance, consistency and execution of activities at investigative sites.

The Board of Directors have approved a share buy-back programme of up to $50 million to commence in Q4.

CEO Ciaran Murray commented, “Our success in developing significant strategic partnerships has resulted in a milestone quarter of record net new business of $431m. To position ourselves for the future growth that will result from our backlog increasing by 16% over last year we have added circa 500 staff during the quarter which has impacted profitability. Looking forward, we will continue to invest in both our existing business and in our strategic relationships to provide quality services to our customers. For 2012, we expect revenue growth to be in the region of 15% to 20% and EPS to be in the range of $0.90 to $1.10.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

The company will hold its third quarter conference call today, October 27, 2011 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://www.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

The statements made in this press release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this press release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 79 locations in 39 countries and has approximately 8,350 employees. Further information is available at www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

ICON plc

Consolidated Income Statements (Unaudited) (Before restructuring charges)

Three and Nine Months ended September 30, 2011 and September 30, 2010
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010

Gross Revenue	335,332	323,230	958,575	945,868

Reimbursable expenses	94,560	98,135	255,461	277,910

Net Revenue	240,772	225,095	703,114	667,958

Costs and expenses
Direct costs	158,343	139,460	453,679	401,647
Selling, general and administrative	71,629	60,008	188,856	171,225
Depreciation and amortization	9,667	8,002	27,969	25,005

Total costs and expenses	239,639	207,470	670,504	597,877

Income from operations	1,133	17,625	32,610	70,081

Net interest income /(expense)	131	276	303	145

Income before provision for income taxes	1,264	17,901	33,913	70,226

Provision for income taxes	202	1,998	(5,559)	(5,255)

Net income	1,466	19,899	27,354	64,971

Net income per ordinary share
Basic	$0.02	$0.33	$0.45	$1.09

Diluted	$0.02	$0.33	$0.45	$1.07

Weighted average number of ordinary shares
Basic	60,471,985	59,940,045	60,381,814	59,576,777

Diluted	61,063,020	60,743,403	61,096,464	60,576,058

ICON plc

Consolidated Income Statements (Unaudited) (US GAAP)

Three and Nine Months ended September 30, 2011 and September 30, 2010
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010

Gross Revenue	335,332	323,230	958,575	945,868

Reimbursable expenses	94,560	98,135	255,461	277,910

Net Revenue	240,772	225,095	703,114	667,958

Costs and expenses
Direct costs	158,343	139,460	453,679	401,647
Selling, general and administrative	71,629	60,008	188,856	171,225
Depreciation and amortization	9,667	8,002	27,969	25,005
Restructuring Charges	4,815	-	9,817	-
Total costs and expenses	244,454	207,470	680,321	597,877

(Loss)/Income from operations	(3.682)	17,625	22,793	70,081

Net interest income /(expense)	131	276	303	145

(Loss) /Income before provision for income taxes	(3,551)	17,901	23,096	70,226

Provision for income taxes	888	1,998	(4,329)	(5,255)

Net income	(2,663)	19,899	18,767	64,971

Net income per ordinary share
Basic	($0.04)	$0.33	$0.31	$1.09

Diluted	($0.04)	$0.33	$0.31	$1.07

Weighted average number of ordinary shares
Basic	60,471,985	59,940,045	60,381,814	59,576,777

Diluted	61,063,020	60,743,403	61,096,464	60,576,058

ICON plc

Summary Balance Sheet Data

September 30, 2011 and December 31, 2010
(Dollars, in thousands)

		September 30,	December 31,
		2011	2010
		(Unaudited)	(Audited)

Net cash		166,087	255,706

Accounts receivable		196,810	164,907
Unbilled revenue		133,211	101,431
Payments on account		(137,460)	(134,240)
Total		192,561	132,098

Working Capital		277,078	329,350

Total Assets		1,045,655	949,538

Shareholder's Equity		697,442	669,999

Source:	ICON plc

Contact:	Investor Relations 1-888-381-7923 or
	Brendan Brennan CFO + 353 1 291 2000
	Sam Farthing VP IR +353 1 291 2000
	http://www.iconplc.com

CONTACT:
ICON
Investor Relations 1-888-381-7923
or
Brendan Brennan Chief Financial Officer + 353 –1-291-2000
or
Sam Farthing VP Investor Relations + 353 –1-291-2000